United States Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, NE Washington, D.C. 20549	June 6, 2023
Attn:	Melissa Kindelan
Christine Dietz

Re:	Charge Enterprises, Inc. Form 10-K for the Fiscal Year Ended December 31, 2022 Filed March 15, 2023 File No. 001-41354

Dear Ms. Kindelan and Ms. Dietz:

On behalf of Charge Enterprises, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filings set forth in the Staff’s letter dated May 23, 2023. For your convenience, we have repeated the comments set forth in the Staff’s letter in bold text below and followed the comment with the Company’s response.

Consolidated Statement of Operations, page F-5

1. Please revise to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. Further, disclose the amount of this expense included in the specific line items in a parenthetical note to the appropriate income statement line items, on the cash flow statement, or in the footnotes to the financial statements. Refer to SAB Topic 14F.

The Company notes the Staff’s comment and will begin to present stock-based compensation expense in the same lines as cash compensation paid to the same employees within the Consolidated Statement of Operations and disclose the total amount of stock-based compensation in the Consolidated Statement of Cash Flows commencing with the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023.

Please note that effective January 1, 2023, the Company changed its accounting principle for recognizing stock-based compensation expense from the graded vesting attribution method, where an award is divided into vesting increments or tranches, to the straight-line attribution method of accounting. The change in accounting principle was reflected in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed on May 10, 2023. On May 10, 2023, the Company also filed a Form 8-K to recast certain information in the Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”), which the Company had filed on March 15, 2023, to reflect retrospective adjustments resulting from this change in accounting principle effective January 1, 2023.

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Our reclassification of stock-based compensation expense, in accordance with SAB Topic 14F, will reflect this recently adopted change in accounting principle. Stock-based compensation expense for the fiscal years 2022 and 2021, after the change in accounting principle, was $26.5 million and $21.8 million, respectively. A reclassification of this stock-based compensation to the same lines as cash compensation paid to the same employees would have resulted in an increase to cost of sales, general and administrative expenses, and salaries and related benefits of: (i) $2.5 million, $9.1 million, and $14.9 million, respectively, for the year ended December 31, 2022; and (ii) $1.8 million, $11.0 million, and $9.0 million, respectively, for the year ended December 31, 2021.

We performed a qualitative and quantitative analysis, including consideration of key trends, financial statement line items impacted and users of the financial statements, of these reclassifications of stock-based compensation expense in accordance with SAB 99 and concluded the impacts were immaterial. In future filings, we will present the reclassified balances and appropriate disclosure within the Consolidated Statement of Operations, Notes to Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations. Although we concluded that the reclassifications are immaterial to the prior period financial statements, we will revise the prior periods to include the reclassifications for comparability purposes in future filings.

Notes to Consolidated Financial Statements

Note 2 Summary of significant accounting policies, page F-10

2. Revise to disclose the nature and types of costs included in costs of goods sold and indicate whether this includes the applicable salaries and related benefits.

The Company notes the Staff’s comment and will include the following disclosure within Note 2, Summary of Significant Accounting Policies, in future filings.

“Cost of Sales

Cost of sales consists primarily of network telecommunication costs, contracted services, salaries and related employee benefits, including stock-based compensation, material and equipment costs, travel and other costs related to vehicles, training and lease expense.”

Revenue Recognition

Infrastructure, page F-12

3. We note your disclosures here, which are repeated on page F-18. Please revise to disclose the nature of the infrastructure arrangements, types of services performed, typical terms and contract length, and the specific performance obligations included. To the extent the arrangements include more than one performance obligation, disclose how the transaction price is allocated and how the estimated standalone selling price for each is determined. Lastly, clarify what methods are used to recognize revenue, e.g. output or input methods, and why the methods used provide a faithful depiction of the transfer of goods or services. Refer to ASC 606-10—50-12 and 50-18.

The Company notes the Staff’s comments and in future filings will include the following disclosures within Note 2, Summary of Significant Accounting Policies, and remove redundancies within Note 4, Revenue, by removing the disclosure under the heading “Nature of Goods and Services”. Our proposed future disclosure for inclusion in Note 2, Summary of Significant Accounting Policies, is set forth below.

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“Note 2. Summary of significant accounting policies

Revenue

Nature of Services

Infrastructure

The Company’s Infrastructure segment revenues are derived from: (i) broadband and wireless; (ii) electrical contracting services; (iii) electric vehicle charging infrastructure; and (iv) fleet services.

Broadband and wireless, electrical contracting, and electric vehicle charging infrastructure primarily involve design, engineering and construction services. Types of services typically include providing: (i) end-to-end network design and implementation services for telecommunication and wireless carriers, cable companies and enterprise organizations; (ii) cell tower construction and modification services for national and regional wireless service providers, tower owners, and federal, state, and local government agencies; (iii) cellular distributed antenna systems (“DAS”) and bi-directional antenna (“BDA”) public safety systems from initial Radio Frequency (“RF”) site assessment, through design, engineering, implementation, and testing; (iv) DAS maintenance and monitoring service, including an in-house 24 hour network operations center, utilizing Software-as-a-Service cloud-based software and customized maintenance program; (v) scalable and energy-efficient mission critical power systems to meet the demand of data equipment deployment for mission critical data centers; (vi) electrical and telecommunications construction and facilities services to commercial, industrial, and institutional facilities; and (vii) end-to-end solutions for safe, reliable, flexible and scalable charging ecosystems.

Projects can be performed under individual contracts or a statement of work under a master service agreement, which are generally multi-year agreements. The typical length of projects can vary and depends on size and complexity: broadband and wireless – two to three months; electrical contracting services – six months to three years; electric vehicle charging infrastructure – three to twelve months.

The types of services for fleet services primarily involve leasing and maintenance of real property to commercial and fleet operator customers in return for payment. Lease agreements include fixed payments and vary in length from 12 months to 3 years.

Telecommunications

The Company’s Telecommunications segment revenues are derived from operating a global telecommunication network consisting of domestic switching and related peripheral equipment, carrier-grade routers, and switches for internet and circuit-based services. Types of services typically include providing: (i) routing of voice, data, and Short Message Services (“SMS”) to Carriers and Mobile Network Operators (“MNO”) globally; and (ii) customers with internet-protocol-based and time-division multiplexing (“TDM”) access for the transport of long-distance voice and data minutes.

The Company’s Telecommunications segment operates an extensive network of direct routes and offers premium voice communication services for carrying a mix of business, residential and carrier long-distance traffic, data and transit traffic. Telecommunications has both a customer and vendor relationship with most parties. Telecommunications provides the customer routing services through the Telecommunications supplier routes on incoming calls and then Telecommunications purchases routing services from other vendor’s supplier routes in order to complete the call.

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Revenue Recognition

Revenue is recognized when a customer obtains control of promised services. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those services. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised services in the contract; (ii) determination of whether the promised services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company’s primary revenue stream is from services. The Company recognizes as revenues the amount of the transaction price for the performance obligation when the performance obligation is satisfied or as it is satisfied.

The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer, in an amount that reflects the consideration it expects to be entitled to in exchange for those products or services. The Company evaluates when it is appropriate to recognize revenues based on the gross amount invoiced to the customer or the net amount retained by the Company if a third party is involved.

A contract liability for deferred revenue is recorded when consideration is received or is unconditionally due from a customer prior to transferring control of goods or services to the customer under the terms of a contract. Deferred revenue balances typically result from advance payments received from customers for contracts or from billings in excess of revenue recognized on services arrangements.

Contract assets represent when revenues are recognized in advance of invoice issuance. These assets are presented separately on the consolidated balance sheet and are converted to accounts receivable once the Company’s right to the consideration becomes unconditional, which varies by contract but is generally based on achieving certain acceptance milestones. The Company recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset would be one year or less.

Infrastructure

Broadband and wireless, electrical contracting services, and electric vehicle charging projects often require significant services to integrate complex activities and equipment into a single deliverable and are therefore generally accounted for as a single performance obligation, even when delivering multiple services that are capable of being distinct. Contract amendments and change orders, which are generally not distinct from the existing contract, are typically accounted for as a modification of the existing contract and performance obligation.

The Company recognizes revenues from these services over time using an input method, based on assessment of performance completed to date. The Company uses the percentage of completion method when it measures its progress towards completion of the performance obligation based on the ratio of costs incurred to date to total estimated costs at completion under the contract.  The Company believes that this approach faithfully depicts the Company’s performance toward complete satisfaction of the performance obligation as it accurately measures the transfer of control of the finished product to the customer.

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Due to the nature of the Company’s performance obligations, the estimation of total revenue and cost at completion is complex, subject to many variables and requires significant judgment. Management must make assumptions and estimates regarding labor productivity and availability, the complexity of the work to be performed, the cost and availability of materials, the performance of subcontracts, and the availability and timing of funding from the customer, among other variables. As a significant change in one or more of these estimates could affect the profitability of contracts, the Company updates contract-related estimates regularly through a review process in which management evaluates the progress and execution of each performance obligation and the estimated cost at completion. As part of this process, management reviews information including, but not limited to, any outstanding key contract matter, progress towards completion and the related program schedule and the related changes in estimates of revenues and costs. The Company recognizes adjustments in estimated profit on contracts on a cumulative catch-up basis. Therefore, the impact of the adjustment on profit recorded to date is recognized in the period the adjustment is identified. Revenue and profit in future periods of contract performance is recognized using the adjusted estimate. If at any time the estimate of contract profitability indicates an anticipated loss on the contract, the Company recognizes a provision for the entire loss in the period it is identified.

The nature of the Company’s contracts gives rise to several types of variable consideration, including claims and unpriced change orders. The Company includes variable consideration in the estimated transaction price when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company estimates the amount of variable consideration to be included in the transaction price, using the expected value or the most likely amount method, which is expected to better predict the amount. The Company’s estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on assessments of legal enforceability, performance, and all information that is reasonably available to the Company.

Fleet services include a single deliverable of leased parking spaces. The Company recognizes revenues from these services evenly over the life of the contracts.

Telecommunications

The amount of consideration the Company receives and revenue it recognizes is fixed based upon contractually agreed upon rates. The Company recognizes revenue at a point in time when the voice, data and SMS are routed and the performance obligation is satisfied.

Revenue is earned based on the number of minutes during a call multiplied by the price per minute and is recorded upon completion of a call. Incomplete calls are not revenues earned by Telecommunications and may occur as a result of technical issues or because the customer’s credit limit was exceeded and thus the customer routing of traffic was prevented. Telecommunications evaluates gross versus net revenue recognition for each of its contractual arrangements by assessing indicators of control to determine whether Telecommunications acts as a principal (i.e., gross recognition) or an agent (i.e., net recognition). Telecommunications has determined that it acts as a principal for all of its performance obligations as Telecommunications may accept or reject calls, determines the routing decision and routing vendor and has the risk of financial loss on revenues from customers and amounts owed to the vendors. Net revenue represents gross revenue, net of allowance for doubtful accounts receivable, service credits and service adjustments. Cost of revenue includes network costs that consist of access, transport and termination costs. The majority of Telecommunications’ cost of revenue is variable, primarily based upon minutes of use, with transmission and termination costs being the most significant expense.”

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Contract Balances, page F-19

4. Revise to include the amount of remaining performance obligations as of the end of the reporting period and an explanation of when you expect to recognize such amounts as revenue, on a quantitative basis or by using qualitative information. Refer to ASC 606-10-50-13.

The Company notes the Staff’s comments and will include the amount of the remaining performance obligations and an explanation of when the Company expects to recognize such amounts within Note 4, Revenue in future filings. Our proposed future disclosure based on our 2022 Form 10-K information is set forth below.

“The Company has a backlog of $81.9 million at December 31, 2022. The Company only includes projects within its backlog reporting if there is a signed contract, purchase order or other legally binding agreement. There can be no assurance that the Company’s backlog will be earned as revenue in any particular period, if at all. Included within this figure is $13.7 million of deferred revenue which is classified within current liabilities on the consolidated balance sheets. The Company expects to earn the full amount of its deferred revenue within the next twelve months. The Company anticipates it will recognize approximately 90% of its remaining performance obligations within backlog as revenue in 2023, approximately 5% in 2024, and the remainder in 2025.”

We appreciate the opportunity to address the Staff’s comments. If you have any questions regarding our responses, please contact Leah Schweller, Chief Financial Officer, at (646) 522-6220.

Charge Enterprises, Inc.
/s/ Leah Schweller
Leah Schweller, Chief Financial Officer

cc: Ernst & Young LLP

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